SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended




          Entergy Power Damhead Creek Holding I, Ltd.

               (Name of foreign utility company)



             Entergy Power Development Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Power Damhead Creek Holding I, Ltd. ("Entergy Damhead Creek I") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power Damhead Creek Holding I, Ltd.
          c/o Caledonian Bank & Trust Limited
          Caledonian House
          Mary Street
          P.O. Box 1043
          Georgetown, Grand Cayman
          Cayman Islands

     Entergy Damhead Creek I, an indirect wholly-owned subsidiary of Entergy, was formed to acquire and hold Entergy's interest in Damhead Creek Limited, an English registered company ("DCL"). DCL will develop and own a 740 megawatt (nominal) gas-fired, combined cycle electric generating facility to be located approximately 30 miles southeast of London, in the County of Kent, England (the "Plant"). As currently configured, the Plant will include/be based upon two gas-fired turbines and one steam turbine, and related auxiliary equipment. Entergy, indirectly through Entergy Damhead Creek I and other subsidiaries, owns a 100% interest in DCL.

     No person (other than Entergy and its subsidiaries) currently owns a 5% or more voting interest in Entergy Damhead
Creek I.


Item 2. Domestic Associate Public-Utility Companies of Entergy Damhead Creek I and their
          Relationship to Entergy Damhead Creek I

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Entergy Damhead Creek I: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Entergy Damhead Creek I.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY POWER DEVELOPMENT
                                   CORPORATION



                                   By:  /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    September 14, 1998